EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

June 27, 2016	Trading Symbols: TSX Venture – CLH OTC.BB – CLHRF Berlin and Frankfurt – GV8

CORAL GOLD SEEKS SHAREHOLDER APPROVAL FOR THE SALE OF THE ROBERTSON PROPERTY

Coral Gold Resources Ltd. (CLH: TSX.V, the "Company" or "Coral"): The Company announces that the Notice and Information Circular and related proxy materials of its annual and special shareholders' meeting have been mailed to shareholders to provide them with information on the sale of the Robertson Property.

On June 20, 2016, Coral entered into a purchase and sale agreement with Barrick Cortez Inc. ("Barrick"), a subsidiary of Barrick Gold Corp., for the sale of the Robertson Property in Lander County, Nevada. Highlights of the transaction (the "Transaction") include:

•	A cash payment of US$15.75 million on closing (the "Immediate Cash Consideration");
•	The return of 4,150,000 shares of Coral held by Barrick, which will be cancelled (the "Share Reduction");
•	A sliding scale of 1% to 2.25% net smelter returns royalty on the Robertson Property (the "NSR");
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In the event the Robertson Property is not placed into production by December 31, 2023, then beginning on January 1, 2024 and continuing on an annual basis thereafter until the earlier of (i) the commencement of commercial production and (ii) January 2, 2033, Barrick will make advance royalty payments of US$500,000, which will be non-refundable and fully credited against any future obligations of the NSR.

For complete details please refer to Coral's news release dated June 21, 2016.

Annual General and Special Meeting

The Annual General and Special Meeting of the shareholders of Coral Gold is scheduled to be held at 11AM (PDT) on Friday, July 22, 2016 at The Metropolitan Hotel, Vancouver Room, 645 Howe Street, Vancouver, BC, V6C 2Y9.

Reasons and Benefits of the Transaction

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Substantial immediate value creation for Coral shareholders. Based on Coral's basic shares outstanding as of June 20, 2016 adjusted for the Share Reduction, the Immediate Cash Consideration alone, excluding the value of the NSR, on a per share basis is equal to approximately Cdn $0.46, as compared to the closing price of Coral's common shares on June 20, 2016 on the TSX Venture Exchange of Cdn $0.195.

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The potential for long term value for Coral shareholders through the NSR. With this continued commercial relationship with Barrick through the NSR, Coral shareholders will have the opportunity to participate and benefit from expected future gold production at Robertson, additional resource growth potential at the Robertson Property, and will also have economic returns that will substantially improve if gold prices increase over the Robertson Property's mine life.

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Strong financial position at closing. Upon closing of this Transaction, Coral will have a very strong balance sheet as compared to its very limited financial resources currently, which exposed its shareholders to significant dilution if the Robertson Property was to be advanced in any meaningful way.

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Reduction in the number of Coral common shares outstanding as opposed to near-term dilution risk for Coral shareholders. The Share Reduction represents the cancellation of approximately 8.7% of Coral's basic common shares outstanding as of June 20, 2016 compared to near-term dilution risk for Coral shareholders, if Coral advanced the Robertson Property on its own in any meaningful way.

The Board Unanimously Recommends that Shareholders vote "FOR" the Agreement prior to the proxy voting deadline of Wednesday, July 20, 2016 at 11:00 a.m. (Vancouver time).

The completion of the proposed Transaction is subject to a number of customary conditions, including the receipt of shareholder approval.

Shareholders are encouraged to review the management information circular of Coral dated June 21, 2016, which provides a detailed discussion of the Transaction. A copy of the Circular and related documents have been mailed to Coral shareholders and holders of Coral options. Copies of the Circular and related documents can be obtained via SEDAR (www.sedar.com), or by contacting Laurel Hill Advisory Group toll-free at 1-877-452-7184 or at 416-304-0211 or by email at assistance@laurelhill.com.

How to Vote

Voting Method		Registered Shareholders If your shares are held in your name and represented by a physical certificate	Beneficial Shareholders If your shares are held with a broker, bank or other intermediary
Internet	@	www.investorvote.com You will need your 15-digit control number located on your form of proxy. You may also obtain your control number from Computershare at 1-800-564-6253.	www.proxyvote.com You will need your 12-digit control number located on your voting instruction form. You may also obtain your control number from your broker.
Facsimile		1-866-249-7775 416-263-9524 (outside North America)	Complete, date and sign the voting instruction form and fax it to the number listed therein.
Telephone		1-866-732-8683 You will need your 15-digit control number located on your form of proxy. You may also obtain your control number from Computershare at 1-800-564-6253.	Call the toll-free telephone number listed on your voting instruction form and vote using the 12 digit control number provided therein. You may also obtain your control number from your broker.
Mail		Complete, date and sign the proxy and return to, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1	Complete, date and sign the voting instruction form and return it in the enclosed postage paid envelope.

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Security holder Questions

If you have any questions about the information contained in the Circular or require assistance with voting your shares, please contact the Company's Proxy Solicitor, Laurel Hill Advisory Group, toll-free at 1-877-452-7184 or at 416-304-0211 or by email at assistance@laurelhill.com.

About Coral

Coral Gold Resources has a portfolio of strategically-located claim blocks along the Cortez gold trend in north-central Nevada, including the flagship Robertson Property.

On Behalf of the Board

"David Wolfin"

________________________________

David Wolfin

President & Chief Executive Officer

Coral Gold Resources Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

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